Form 10KSB, Exhibit 13
period 2001-12-31
1ST CONSTITUTION BANCORP
filed 2002-03-22
CIK 1141807

Financial Highlights

						Four Year
						Compounded
						Growth Rate
For years ended December 31	2001	2000	1999	1998	1997	1997-2001

Highlights
Net income	$2,152,001	$1,729,778	$1,446,842	$1,000,097	$592,539	38.0%
Return on average assets	1.03%	1.08%	1.03%	0.89%	0.68%
Return on average equity	13.17%	13.09%	11.74%	10.84%	10.01%
Net interest margin	4.04%	4.75%	4.29%	4.36%	4.34%

Income Statement Data
Net interest income	$8,054,847	$7,167,837	$5,629,062	$4,611,737	$3,563,314	22.6%
Provision for loan losses	300,000	215,875	188,875	178,000	169,000
Non-interest income	1,505,222	865,878	1,270,868	1,004,970	452,137
Non-interest expenses	5,870,931	5,095,732	4,425,213	3,859,510	2,949,623

Balance Sheet Data at December 31
Total Assets	$223,183,463	$178,565,375	$146,802,481	$129,808,511	$101,697,119	21.8%
Total Deposits	184,264,796	135,017,427	123,383,354	108,740,055	88,207,007	20.2%
Total Loans	124,937,483	110,356,471	84,917,615	77,272,145	64,254,810	18.2%
Shareholders’ Equity	17,432,944	15,220,830	12,479,498	12,261,223	6,372,540	28.6%
Intangible Assets	0	16,355	33,629	50,903	68,177
Allowance for Loan Losses	1,414,495	1,132,555	941,556	775,530	627,722	22.5%

Share Information(1)
Earnings per share - Basic	$1.54	$1.23	$1.03	$0.87	$0.65	24.1%
Earnings per share - Diluted	$1.48	$1.21	$1.00	$0.85	$0.64	23.3%
Book value per share	$12.47	$10.83	$8.88	$8.75	$6.99	15.5%
Average diluted shares outstanding	1,452,296	1,427,934	1,449,583	1,180,954	921,630	12.0%

Capital Ratios
Total capital to risk-weighted assets	12.82%	13.46%	15.14%	15.21%	14.06%
Tier 1 capital to risk-weighted assets	11.86%	12.53%	14.17%	14.30%	13.05%
Tier 1 capital to average assets	7.57%	8.61%	9.44%	9.63%	7.58%

(1) All share information has been restated for the effect of a 5% stock dividend declared in December 2001.

2001

ANNUAL
REPORT

PRESIDENT’S MESSAGE

To Our Shareholders:

      I am pleased to report that 2001 resulted in record earnings for 1st Constitution Bancorp. For the year ended December 31, 2001, the corporation reported net income of $2,152,001, or $1.48 per diluted share, which represents a 24.4 percent increase in earnings when compared to net income of $1,729,778, or $1.21 per diluted share reported last year. All per share amounts have been adjusted to give effect to a 5 percent stock dividend which was declared on December 20, 2001.

      The growth in earnings is primarily attributable to a 12.4 percent increase in net interest income, a 27.2 percent growth in core deposits, and the continued broadening of non-interest income, which reached record proportions for the year, up 73.8 percent. The growth in net interest income was primarily due to the expansion of consumer and commercial lending activities, coupled with the company’s ability to control its interest expense. Increases in core deposits and non-interest income were driven by management’s ability to expand its overall client base, and through the generation of other fees related to 1st Constitution’s retail lending activities. Our year-end assets reached $223.2 million, compared with $178.6 million just a year ago, representing another milestone for the Company.

      Our record net income generated a return on average assets of 1.03 percent and provided a 13.17 percent return on average equity for the year 2001. The growth in net income over the years 1997 — 2001 reflects a four-year compounded growth rate of 38.0 percent, which continues to be driven by loans, deposits and non-interest income.

      I am equally pleased to share with you the positive growth in our common stock, which closed on December 31, 2001 at $22.00 per share, up 100 percent from the previous year end. On August 15, 2001, 1st Constitution Bancorp became a U.S. Securities and Exchange Commission reporting company and, subsequently, on December 28, 2001, began trading on the NASDAQ® National Market. This action to move from the Over-the-Counter market to the NASDAQ® National Market is part of a long-term business plan to improve communication and reporting to current shareholders and to expand that base to other interested parties.

      For the year 2001, all categories of loans grew by a combined total of $14.5 million, to $124.9 million or by 13.2 percent, while non-performing loans remained well below state and nationwide averages at 0.49 percent of total loans. The allowance for loan losses was increased during the year through provisions totaling $300,000. This brought the allowance for loan losses to $1,414,495, or 1.13 percent of total loans at December 31, 2001.

      Through its community banking business, 1st Constitution offers a range of deposit, brokerage, and credit products, as well as electronic and remote banking services. In 2001, community banking continued its efforts to build a customer-focused franchise. Initiatives to strengthen deposits and increase revenue contributed by fee-based sources helped to expand earnings growth during the year. Targeted sales and marketing campaigns designed to attract new business and retain existing customer relationships led community banking to increase its deposits by $49.2 million to $184.3 million, a 36.5 percent increase over last year. Overall these efforts helped boost the sale of fee-based products, and fuel the growth in non-interest income, which increased by 73.8 percent to $1.5 million for the year. Community banking also leveraged 1st Constitution’s position in technology to improve productivity and streamline a variety of sales and services. This ongoing focus combined with our commitment to managing cost improved the operating efficiency of the company. During the first quarter of 2002, we are scheduled to open our sixth branch banking office located at The Windrows at Princeton Forrestal, Princeton, NJ. We are also in the process of concluding negotiations to open a seventh office in eastern Middlesex County which, if negotiations are successful, is projected to open in the last half of the year.

      Moving into 2002, technology will continue to play a key role in community banking strategy to enhance its customer experience and help drive revenue growth. At www.1stconstitution.com, clients or perspective clients can review a full range of product offerings and interact directly with 1st Constitution staff through an E-Mail system. A state of the art bill payment system further supports online banking and stands ready to pay customer’s bills twenty four hours a day, seven days a week, either by predetermined entry, or through access at anytime a customer may choose.

The consumer continues to represent an important aspect of our business, being the driving source for core deposits and the basis for a substantial portion of our lending activities. Our product offerings to serve this important group have been developed with the thought of convenience and easy access. 1st Constitution also recognizes that customers want to receive service via their most convenient delivery channel, be it the traditional branch office, by telephone, ATM, or the Internet. For this reason we continue to enhance our e-Commerce capabilities. This overall expansion in electronic banking offers our client base another means to access 1st Constitution in an efficient straightforward manner which, in our view, adds value.

Small business is a fundamental concentration of business which 1st Constitution considers an important initiative within its market place. During 2001, we expanded our account officer base and concentrated our business development activities toward focused marketing and sales programs. We refined our cash management system which we offer to small business and focused a concerted effort in upgrading our lockbox function. On the credit side, commercial lending and construction lending continue to be primary lines of business for the Company. The small business lending function through state agencies and at the federal level along with Business Manager©, a hybrid between asset based financing and factoring are two specialty lending functions which differentiate 1st Constitution from its competitors. The goal of our small business strategy is to continue to be in a position to serve clients in an efficient manner and at a reasonable cost, while providing the kinds of innovative services which meet their needs in a changing environment.

Although 2001 was a year of substantial success for 1st Constitution Bancorp, it was a year in which our country was shocked and devastated by the World Trade Center Disaster. We at 1st Constitution want to express our sympathy to all the families who lost loved ones and acknowledge all of the police, fire, emergency services personnel, and other volunteers for their courageous efforts. We will continue to do our part in cooperating with U.S. government officials and regulatory agencies in order to provide ongoing assistance to help defeat terrorism.

As we enter 2002, we remain committed to achieving the highest standards of financial performance and customer service throughout our organization. The banking industry will continue to experience a significant change in the years ahead and we at 1st Constitution are determined to be in a position to compete successfully in this changing environment.

Our commitment, therefore, is to maintain a clear focus on the communities we serve, provide a superior level of service to our client base, and continue to offer products which add value. I am certain that the year ahead will bring many new challenges and opportunities. Although current economic conditions raise some uncertainty concerning near term growth in the economy, we remain cautiously optimistic that our markets will continue to provide an attractive economic base for 1st Constitution to expand.

We are pleased to share with you our progress thus far, but recognize that if we want to compete in the current environment successfully, our performance has to continue to improve. The progress to date was made possible by the extraordinary efforts of our employees. Their ability to adjust to an ever changing environment and meet the challenges of the past year played an important role in our successes. Our directors also played a significant role as our best link to the communities we serve. We want to express our appreciation to them, and to our shareholders and customers for their long-term loyalty and continued confidence in us.

Robert F. Mangano

President & Chief Executive Officer

CONSOLIDATED STATEMENTS OF CONDITION

DECEMBER 31, 2001 AND 2000

	2001	2000

ASSETS
CASH AND DUE FROM BANKS	$8,173,550	$6,839,966
FEDERAL FUNDS SOLD/SHORT TERM INVESTMENTS	13,754,664	700,000

Total cash and cash equivalents	21,928,214	7,539,966

SECURITIES (Notes 2 and 8):
Available for sale, at market value	61,605,057	48,537,571
Held to maturity (market value of $6,103,760 and $8,528,995 in 2001 and 2000, respectively)	6,034,927	8,503,675

Total securities	67,639,984	57,041,246

LOANS HELD FOR SALE (Note 3)	7,158,950	1,306,806

LOANS (Notes 3, 4, 5 and 8)	124,937,483	110,356,471
Less — Allowance for loan losses	(1,414,495)	(1,132,555)

Net loans	123,522,988	109,223,916

PREMISES AND EQUIPMENT, net (Note 6)	998,744	939,838

ACCRUED INTEREST RECEIVABLE	1,047,670	1,287,741

OTHER ASSETS (Note 9)	886,913	1,225,862

Total assets	$223,183,463	$178,565,375

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Deposits (Note 7)
Non-interest bearing	$32,633,895	$31,462,624
Interest bearing	151,630,901	103,554,803

Total deposits	184,264,796	135,017,427
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (Note 8)	3,808,183	11,011,044
OTHER BORROWINGS (Note 8)	15,500,000	15,500,000
ACCRUED INTEREST PAYABLE	1,557,392	1,541,439
ACCRUED EXPENSES AND OTHER LIABILITIES	620,148	274,635

Total liabilities	205,750,519	163,344,545

COMMITMENTS AND CONTINGENCIES (Note 11)
SHAREHOLDERS’ EQUITY (Notes 9, 10 and 13):
Common stock, no par value; 10,000,000 shares authorized; 1,404,895 and 1,337,995 shares issued and 1,398,395 and 1,336,105 outstanding as of December 31, 2001 and 2000, respectively	15,198,339	13,912,814
Retained earnings	2,360,437	1,496,268
Treasury Stock, at cost, 6,500 shares and 1,890 shares at December 31, 2001 and 2000	(83,190)	(20,204)
Accumulated other comprehensive loss	(42,642)	(168,048)

Total shareholders’ equity	17,432,944	15,220,830

Total liabilities and shareholders’ equity	$223,183,463	$178,565,375

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999

INTEREST INCOME:
Interest on loans	$10,555,037	$9,323,088	$7,350,998
Interest on securities:
Taxable	3,671,869	3,129,830	2,540,109
Tax-exempt	156,805	99,264	72,787
Interest on Federal funds sold and short-term investments	412,274	240,055	168,684

Total interest income	$14,795,985	$12,792,237	$10,132,578

INTEREST EXPENSE:
Interest on deposits	5,702,633	4,729,848	4,125,281
Interest on securities sold under agreements to repurchase	199,010	589,986	209,271
Interest on other borrowings	839,495	304,566	168,964

Total interest expense	6,741,138	5,624,400	4,503,516

Net interest income	8,054,847	7,167,837	5,629,062
PROVISION FOR LOAN LOSSES (Note 4)	300,000	215,875	188,875

Net interest income after provision for loan losses	7,754,847	6,951,962	5,440,187

NON-INTEREST INCOME:
Service charges on deposit accounts	402,312	326,441	451,829
Gain on sale of loans held for sale	721,563	285,681	600,628
Gain on sale of securities available for sale	131,436	26,247	17,149
Other income	249,911	227,509	201,262

Total other income	1,505,222	865,878	1,270,868

NON-INTEREST EXPENSES:
Salaries and employee benefits	3,032,710	2,510,713	2,238,497
Occupancy expense (Note 11)	724,088	709,169	589,886
Other operating expenses (Note 12)	2,114,133	1,875,850	1,596,830

Total other expenses	5,870,931	5,095,732	4,425,213

Income before income taxes	3,389,138	2,722,108	2,285,842
INCOME TAXES (Note 9)	1,237,137	992,330	839,000

Net income	$2,152,001	$1,729,778	$1,446,842

NET INCOME PER SHARE
Basic	$1.54	$1.23	$1.03
Diluted	$1.48	$1.21	$1.00

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	1,399,508	1,404,825	1,404,885
Diluted	1,452,296	1,427,934	1,449,583

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

				Accumulated
				Other	Total
	Common	Retained	Treasury	Comprehensive	Shareholders’
	Stock	Earnings	Stock	(Loss) Income	Equity

BALANCE, December 31, 1998	$12,060,737	$133,444	—	$67,042	$12,261,223

Exercise of stock options (5,044 shares)	41,306	—		—	41,306

5% stock dividend declared in December, 1999 (60,528 shares)	1,084,963	(1,084,963)		—	—

Comprehensive income:

Net income — 1999	—	1,446,842		—	1,446,842

Other comprehensive loss

Unrealized loss on securities available for sale, net of tax benefit of $660,326	—	—		(1,258,894)	(1,258,894)

Less reclassification adjustment for gains included in net income, net of tax of ($6,170)	—	—		(10,979)	(10,979)

Comprehensive income	—	—		—	176,969

BALANCE, December 31, 1999	$13,187,006	$495,323	—	$(1,202,831)	$12,479,498

Treasury Stock, 1,890 shares,

At cost			(20,204)		(20,204)

5% stock dividend declared in December, 2000 including fractional share cash payments (63,723 shares)	725,808	(728,833)			(3,025)

Comprehensive income:

Net income — 2000		1,729,778			1,729,778

Other comprehensive income

Unrealized gain on securities available for sale, net of tax expense of $541,994				1,052,106	1,052,106

Less reclassification adjustment for gains included in net income, net of tax of ($8,924)				(17,323)	(17,323)

Comprehensive income					2,764,561

BALANCE, December 31, 2000	$13,912,814	$1,496,268	$(20,204)	$(168,048)	$15,220,830

Treasury Stock, 4,610 shares,

At cost			(62,986)		(62,986)

5% stock dividend declared in December, 2001 including fractional share cash payments (66,900 shares)	1,285,525	(1,287,832)			(2,307)

Comprehensive income:

Net income — 2001		2,152,001			2,152,001

Other comprehensive income

Unrealized gain on securities available for sale, net of tax expense of $109,290				212,154	212,154

Less reclassification adjustment for gains included in net income, net of tax of ($44,688)				(86,748)	(86,748)

Comprehensive income					2,277,407

BALANCE, December 31, 2001	$15,198,339	$2,360,437	$(83,190)	$(42,642)	$17,432,944

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999

OPERATING ACTIVITIES:
Net income	$2,152,001	$1,729,778	$1,446,842
Adjustments to reconcile net income to net cash (used in) provided by operating activities —
Provision for loan losses	300,000	215,875	188,875
Depreciation and amortization	221,716	218,268	209,233
Net amortization (accretion) on securities	55,241	(4,351)	33,065
Gain on sale of loans held for sale	(721,563)	(285,681)	(600,628)
Gain on sale of securities available for sale	(131,436)	(26,247)	(17,149)
Originations of loans held for sale	(61,706,352)	(40,834,113)	(59,458,042)
Proceeds from sales of loans held for sale	56,575,771	40,727,145	65,793,682
Decrease (increase) in accrued interest receivable	240,071	(435,195)	9,359
Decrease (increase) in other assets	209,054	141,785	(489,545)
Increase in accrued interest payable	15,593	612,663	101,500
Increase (decrease) in accrued expenses and other liabilities	345,513	142,834	(492,174)

Net cash (used in) provided by operating activities	(2,444,031)	2,202,761	6,725,018

INVESTING ACTIVITIES:
Purchases of securities — Available for sale	(53,656,400)	(15,039,088)	(24,969,454)
Held to maturity	(2,829,268)	(1,365,000)	(654,469)
Proceeds from maturities and prepayments of securities —
Available for sale	33,742,940	1,948,157	7,283,842
Held to maturity	5,298,016	1,253,109	385,442
Proceeds from sales of securities available for sale	7,112,177	3,504,450	6,128,600
Net increase in loans	(14,599,072)	(25,738,732)	(7,668,319)
Capital expenditures	(280,622)	(183,623)	(508,361)

Net cash used in investing activities	(25,212,229)	(35,620,727)	(19,992,719)

FINANCING ACTIVITIES:
Issuance of common stock, net	—	—	41,306
Net increase in demand, savings and time deposits	49,247,369	11,634,073	14,643,299
Net (decrease) increase in securities sold under agreements to repurchase	(7,202,861)	4,406,992	1,523,070
Net increase in other borrowings	—	12,500,000	1,000,000

Net cash provided by financing activities	42,044,508	28,541,065	17,207,675

Increase (decrease) in cash and cash equivalents	14,388,248	(4,876,901)	3,939,974
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,539,966	12,418,867	8,476,893

CASH AND CASH EQUIVALENTS AT END OF YEAR	$21,928,214	$7,539,966	$12,416,867

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for —
Interest	$6,725,185	$5,011,737	$4,402,016
Income taxes	1,658,493	866,397	1,040,498

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 and 1999

(1) Summary of Significant Accounting Policies

General-

      1st Constitution Bancorp, a New Jersey state chartered bank holding company is parent to 1st Constitution Bank, a state chartered commercial bank which commenced operations in July 1989. The Bank provides community banking services to a broad range of customers, including corporations, individuals, partnerships and other community bodies in the area. The Bank operates five branches in Cranbury, Hamilton Square, Plainsboro and Princeton, New Jersey.

Principles of Consolidation-

      The accompanying consolidated financial statements include the accounts of 1st Constitution Bancorp (the “Company”) and its wholly-owned subsidiary 1st Constitution Bank (the “Bank”) and its wholly-owned subsidiaries, 1st Constitution Investment Company and FCB Assets Holdings, Inc. All significant intercompany amounts have been eliminated.

Use of Estimates in the Preparation of Financial Statements-

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities-

      Securities which the Bank has the intent and ability to hold until maturity, are classified as held to maturity and are recorded at cost, adjusted for amortization of premiums and accretion of discounts using the interest method.

      Securities which are held for indefinite periods of time, which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increased capital requirements or other similar factors, are classified as available for sale and are carried at estimated market value, except for Federal Home Loan Bank stock which is carried at cost. Unrealized gains and losses on such securities are recorded as a separate component of shareholders’ equity. Realized gains and losses, which are computed using the specific identification method, are recognized on a trade date basis.

Allowance for Loan Losses-

      The allowance for loan losses is a valuation reserve available for losses incurred or expected on extensions of credit. Credit losses primarily arise from the loan portfolio, but may also be derived from other credit-related sources including commitments to extend credit. Additions are made to the allowance through periodic provisions which are charged to expense. All losses of principal are charged to the allowance when incurred or when a determination is made that a loss is expected. Subsequent recoveries, if any, are credited to the allowance.

      The adequacy of the allowance for loan losses is determined through a periodic review of outstanding loans and commitments to extend credit. The impact of current economic conditions on the creditworthiness of the borrowers is considered, as well as loan loss experience, changes in the composition and volume of the loan portfolio and management’s assessment of the risks inherent in the loan portfolio. These and other factors are used in assessing the overall adequacy of the allowance for loan losses and the resulting provision for loan losses. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based upon changes in economic conditions. In addition, various regulatory agencies periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based upon their judgment of information available to them at the time of their examination.

Premises and Equipment

      Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily on the straight-line method over the estimated useful lives of the assets. Furniture and fixtures, equipment and leasehold improvements are depreciated or amortized over the estimated useful lives of the assets or lease terms, as applicable. Estimated useful lives of furniture and fixtures and equipment are three to fifteen years, and three to twenty five years for leasehold improvements. Maintenance and repairs are charged to expense as incurred.

Loans-

      Loans are stated at the principal amount outstanding, net of unearned income. Unearned income is recognized over the lives of the respective loans, principally using the effective interest method. Income from direct financing leases is recorded over the life of the lease under the financing method of accounting. The investment includes the sum of aggregate rentals receivable and the estimated residual value of leased equipment, less deferred income. Interest income is generally not accrued on loans, including impaired loans, where interest or principal is 90 days or more past due, unless the loans are adequately secured and in the process of collection, or on loans where management has determined that the borrowers may be unable to meet contractual principal and/or interest obligations. When it is probable that, based upon current information, the Bank will not collect all amounts due under the contractual terms of the loan, the loan is reported as impaired. Smaller balance homogenous type loans, such as residential loans and loans to individuals, which are collectively evaluated are excluded from consideration for impairment. Loan impairment is measured based upon the present value of the expected future cash flows discounted at the loan’s effective interest rate or the underlying value of collateral for collateral dependent loans. When a loan, including an impaired loan, is placed on non-accrual, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Non-accrual loans are generally not returned to accruing status until principal and interest payments have been brought current and full collectibility is reasonably assured. Cash receipts on non-accrual and impaired loans are applied to principal, unless the loan is deemed fully collectible. Loans held for sale are carried at the aggregate lower of costs or market value.

Income Taxes-

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Other Real Estate-

      Other real estate is carried at the lower of fair value of the related property, as determined by current appraisals less estimated costs to sell, or the recorded investment in the property. Write-downs on these properties, which occur after the initial transfer from the loan portfolio, are recorded as operating expenses. Costs of holding such properties are charged to expense in the current period. Gains, to the extent allowable, and losses on the disposition of these properties are reflected in current operations. The Bank held no other real estate at December 31, 2001 and 2000.

Stock-Based Compensation-

      Stock-based compensation is accounted for under the intrinsic value based method as prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Included in these Notes to the Consolidated Financial Statements are the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation,” which assumes the fair value based method of accounting had been adopted.

Cash and Cash Equivalents-

      Cash and cash equivalents includes cash on hand, interest and non-interest bearing amounts due from banks, Federal funds sold and short-term investments. Generally, Federal funds are sold and short-term investments are made for a one or two-day period.

Reclassifications-

      Certain reclassifications have been made to the prior period amounts to conform with the current period presentation.

Net Income per Share-

      Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the weighted-average number of net shares that would be issued upon exercise of dilutive stock options and grants pursuant to the treasury stock method. Options to purchase 25,115 shares of common stock at a weighted average price of $13.63 per share were outstanding during 2000, and 5,094 shares of common stock at a weighted average price of $13.39 were outstanding in 1999, but were not considered in the computation of diluted net income per share because the options’ exercise price exceeded the average market price of the Bank’s common shares for the period. The options expire through June, 2009. Options in the amount of 52,788, 23,109 and 44,698 for 2001, 2000, and 1999, respectively, are included in the diluted weighted average shares outstanding. All share information reported in the statements of income reflects a 5% stock dividend declared December 20, 2001.

Comprehensive Income-

      Comprehensive income consists of net income and net unrealized gains (losses) on securities available for sale and is presented in the consolidated statements of changes in shareholders’ equity.

(2) Securities

      Information relative to the Bank’s securities portfolio as of December 31, is as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
2001	Cost	Gains	Losses	Value

Available for sale—
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$27,365,288	$215,858	$346,486	$27,234,660
Mortgage backed securities	25,989,690	164,218	64,258	26,089,650
FHLB stock and other securities	8,314,689	37,169	71,111	8,280,747

	$61,669,667	$417,245	$481,855	$61,605,057

Held to maturity—
Mortgage backed securities	$2,806,334	$77,797	$0	$2,884,131
Obligations of State and Political subdivisions	3,228,593	24,700	33,664	3,219,629

	$6,034,927	$102,497	$33,664	$6,103,760

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
2000	Cost	Gains	Losses	Value

Available for sale—
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$45,928,517	$104,990	$356,288	$45,677,219
Mortgage backed securities	1,453,305	—	3,320	1,449,985
FHLB stock and other securities	1,410,367	—	—	1,410,367

	$48,792,189	$104,990	$359,608	$48,537,571

Held to maturity—
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$8,109,394	$37,461	$14,726	$8,132,129
Mortgage backed securities	394,281	2,585	—	396,866

	$8,503,675	$40,046	$14,726	$8,528,995

      The amortized cost and estimated market value of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Estimated	Weighted
	Amortized	Market	Average
	Cost	Value	Yield*

Available for sale—
Due in one year or less	$11,014,844	$11,096,399	5.27%
Due after one year through five years	33,390,515	33,475,098	5.78%
Due after five years through ten years	12,990,238	12,827,033	5.30%
Due after ten years	4,274,070	4,206,527	4.89%

Total	$61,699,667	$61,605,057	5.55%

Held to maturity—
Due in one year or less	$296,718	$300,981	4.93%
Due after one year through five years	3,488,136	3,585,220	6.26%
Due after five years through ten years	832,724	829,677	4.23%
Due after ten years	1,417,349	1,387,882	5.13%

Total	$6,034,927	$6,103,760	5.55%

*	computed on a tax equivalent basis.

      Gross gains on securities sales were $131,436 in 2001, $26,247 in 2000, and $17,149 in 1999.

      As of December 31, 2001 and 2000, securities having a book value of $21,218,473 and $29,920,801, respectively, were pledged to secure public deposits, repurchase agreements, other borrowings, and for other purposes as required by law.

(3) Loans and Loans Held for Sale

      Loans outstanding by classification at December 31, 2001 and 2000 are as follows:

	2001	2000

Construction loans	$29,385,096	$17,957,852
Residential real estate loans	11,634,097	14,854,583
Commercial and commercial real estate	62,442,753	54,974,300
Loans to individuals	15,587,772	14,767,100
Lease financing	6,117,261	7,809,845
All other loans	169,939	152,776

	125,336,918	110,516,456
Less: Deferred origination fees, net	(399,435)	(159,985)

	$124,937,483	$110,356,471

      The Bank’s business is concentrated in New Jersey, particularly Middlesex, Mercer and Somerset counties. A significant portion of the total loan portfolio is secured by real estate or other collateral located in these areas.

      The Bank had residential mortgage loans held for sale of $7,158,950 at December 31, 2001 and $1,306,806 at December 31, 2000. The Bank currently sells loans, servicing released.

(4) Allowance for Loan Losses

      A summary of the allowance for loan losses is as follows:

	2001	2000	1999

Balance, beginning of year	$1,132,555	$941,556	$775,530
Provision charged to expense	300,000	215,875	188,875
Loans charged off	(20,973)	(28,158)	(26,662)
Recoveries	2,913	3,282	3,813

Balance, end of year	$1,414,495	$1,132,555	$941,556

      The amount of loans which were not accruing interest amounted to $618,102 and $106,959 at December 31, 2001 and 2000, respectively. Impaired loans totaled $609,237 and $35,927 at December 31, 2001 and 2000, respectively. There was a valuation allowance on impaired loans of $212,500 at December 31, 2001 and no valuation allowance on impaired loans at December 31, 2000. There were no loans 90 days or more past due and still accruing at December 31, 2001. Loans 90 days or more past due and still accruing totaled $471,040 at December 31, 2000.

      Additional income before taxes amounting to $15,214, $9,966 and $12,590 would have been recognized in 2001, 2000 and 1999, respectively, if interest on all loans had been recorded based upon original contract terms. No interest was recognized on non-accrual loans in 2001, 2000 or 1999.

      The average recorded investment in impaired loans for the years ended December 31, 2001, 2000 and 1999, was approximately $322,500, $46,000, and $66,000, respectively.

(5) Loans to Related Parties

      Activity related to loans to directors, executive officers and their affiliated interests during 2001 is as follows:

Balance, beginning of year	$3,162,397
Loans granted	1,130,535
Repayments of loans	(406,136)

Balance, end of year	$3,886,796

      All such loans were made under customary terms and conditions and were current as to principal and interest payments as of December 31, 2001 and 2000.

(6) Premises and Equipment

      Premises and equipment consist of the following as of December 31, 2001 and 2000:

	2001	2000

Leasehold improvements	$771,033	$550,912
Furniture and equipment	1,359,127	1,292,695

	2,130,160	1,843,607
Less — Accumulated depreciation	(1,131,416)	(903,769)

	$998,744	$939,838

(7) Deposits

      Deposits at December 31, 2001 and 2000 consist of the following:

	2001	2000

Demand
Non-interest bearing	$32,633,895	$31,462,624
Interest bearing	64,307,535	42,002,479
Savings	11,344,218	10,244,003
Time	75,979,148	51,308,321

	$184,264,796	$135,017,427

      Individual time deposits $100,000 or greater amounted to $20,885,020 and $6,617,511 at December 31, 2001 and 2000, respectively. As of December 31, 2001, time deposits mature as follows: $57,446,383 in 2002; $14,284,007 in 2003; $3,060,360 in 2004; $386,898 in 2005; and $801,500 in 2006.

(8) Securities Sold Under Agreements to Repurchase and Other Borrowings

      Securities sold under agreements to repurchase are summarized as follows:

	2001	2000	1999

Balance outstanding at year end	$3,808,183	$11,011,044	$6,604,052
Weighted average interest rate at year end	2.00%	2.50%	3.91%
Average daily balance outstanding during year	$4,303,963	$9,286,884	$6,045,493
Weighted average interest rate during year	4.50%	5.67%	3.20%
Highest month-end outstanding balance	$4,452,285	$6,751,903	$6,660,601

      Collateral underlying the agreements is held by an outside custodian.

      During 2000, the Bank purchased three ten-year fixed rate convertible advances from the Federal Home Loan Bank of New York (“FHLB”). These advances, in the amounts of $2,500,000; $5,000,000; and $5,000,000 bear interest at the rates of 5.50%; 5.34%; and 5.06%, respectively. These advances are convertible at the end of 1 year; 2 years; and 3 years and quarterly thereafter. During 1999, the Bank purchased a $3,000,000 ten-year fixed rate advance convertible at the end of three years, and quarterly thereafter, from the FHLB. The interest rate on this advance is 5.815%. In 1999, the FHLB called $2,000,000 in ten-year fixed rate convertible advances which were purchased in 1998.

      These advances are fully secured by marketable securities and qualifying one-to-four family mortgage loans.

(9) Income Taxes

      The components of income tax expense (benefit) are summarized as follows:

	2001	2000	1999

Federal —
Current	$1,145,517	$952,790	$789,716
Deferred	(82,780)	(89,470)	(61,216)

	1,062,737	863,320	728,500

State —
Current	188,862	144,641	121,196
Deferred	(14,462)	(15,631)	(10,696)

	174,400	129,010	110,500

	$1,237,137	$992,330	$839,000

      A comparison of income tax expense at the Federal statutory rate in 2001, 2000 and 1999 to the Company’s provision for income taxes is as follows:

	2001	2000	1999

Federal income tax	$1,152,307	$925,517	$777,186
Add (deduct) effect of:
State income taxes net of federal income tax effect	115,104	85,147	72,930
Tax-exempt interest income	(53,314)	(33,750)	(24,748)
Other items, net	23,040	15,416	13,632

Provision for income taxes	$1,237,137	$992,330	$839,000

      The tax effects of existing temporary differences that give rise to significant portions of the deferred tax assets are as follows:

	2001	2000

Deferred tax assets —
Allowance for loan losses	$564,949	$452,342
Other	5,014	20,379
Unrealized loss on securities available for sale	21,968	86,570

Total deferred tax assets	$591,931	$559,291

      Based upon the current facts, management has determined that it is more likely than not that based upon taxes paid in the carryback period and projections of future taxable income the deferred tax asset will be realized. However, there can be no assurances about the level of future earnings.

(10) Shareholders’ Equity

      The Company's shareholders have approved a stock option plan for key employees. The Company has also entered into an employment agreement pursuant to which additional options were awarded to its President. The Bank accounts for the award of stock options in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these option awards been determined consistent with FASB Statement No. 123, the Bank's net income and net income per share for 2001, 2000 and 1999 would have been reduced to the following pro forma amounts:

	2001	2000	1999

Net income -
As reported	$2,152,001	$1,729,778	$1,446,842
Pro forma	2,151,750	$1,719,778	$1,385,159

Net income per share -
As reported -
Basic	$1.54	$1.23	$1.03
Diluted	$1.48	$1.21	$1.00
Pro Forma -
Basic	$1.54	$1.23	$0.99
Diluted	$1.48	$1.21	$0.95

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001 and 1999: dividend yield of 0%; expected volatility of 25%; risk-free interest rates of 4.75% and 5.50%, respectively; and expected lives of 5 years. No options were granted in 2000.

      A summary of the status of the Bank’s stock options at December 31, 2001, 2000 and 1999 and changes during the years then ended is presented below:

	2001		2000		1999

		Weighted		Weighted		Weighted
	Shares	Avg. Price	Shares	Avg. Price	Shares	Avg. Price

Outstanding, at beginning of year	119,147	$9.15	125,739	$10.05	86,952	$8.18
Granted	8,400	18.52	—	—	44,348	13.39
Exercised	—		—	—	(5,561)	7.43
Forfeited	(2,507)	10.89	(6,592)	11.51	—	—

Outstanding, at end of year	125,040	$10.46	119,147	$9.15	125,739	$10.05

(2001 Range of Exercise Prices - $6.96-$18.52)
Exercisable, at end of year	116,640	$9.86	101,735	$10.00	103,975	$9.45

(2001 Range of Exercise Prices - $6.96-$13.39)

Weighted average remaining contractual life		6.7 years		6.8 years		7.8 years

Weighted average fair value of options granted during the year		$5.89		$0		$4.06

      In December 2001, 2000 and 1999, the Bank declared a 5%, stock dividend to shareholders. All amounts in the table above and elsewhere in these notes have been adjusted to reflect such stock dividends.

(11) Commitments and Contingencies

      The Bank’s main office is leased at a monthly rental of $14,340 plus real estate taxes and certain common space charges allocated by the landlord. The lease contains renewal options for two additional five-year terms at the Bank’s discretion.

      As of December 31, 2001, future minimum rental payments under noncancellable operating leases are as follows:

2002	$3666,959
2003	$300,392
2004	$297,680
2005	$307,745
2006	$317,994
Thereafter	$1,887,567

      Rent expense aggregated $497,483, $512,805 and $426,883 for the years ended December 31, 2001, 2000 and 1999, respectively.

Commitments with Off-Balance Sheet Risk

      The statement of condition does not reflect various commitments relating to financial instruments which are used in the normal course of business. Management does not anticipate that the settlement of those financial instruments will have a material adverse effect on the Bank’s financial position. These instruments include commitments to extend credit and letters of credit. These financial instruments carry various degrees of credit risk, which is defined as the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. As these off-balance sheet financial instruments have essentially the same credit risk involved in extending loans, the Bank generally uses the same credit and collateral policies in making these commitments and conditional obligations as it does for on-balance sheet investments. Additionally, as some commitments and conditional obligations are expected to expire without being drawn or returned, the contractual amounts do not necessarily represent future cash requirements.

      Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon request of the borrower. The Bank receives a fee for providing a commitment. The Bank was committed to advance $26,828,000 to its borrowers as of December 31, 2001. At December 31, 2001, the Bank was contingently liable for outstanding letters of credit to customers in the amount of $1,812,858.

Litigation

      The Bank may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. The Bank may also have various commitments and contingent liabilities which are not reflected in the accompanying consolidated statement of condition. Management is not aware of any present legal proceedings or contingent liabilities and commitments that would have a material impact on the Bank’s financial position or results of operations.

(12) Other Operating Expenses

      The components of other operating expenses for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999

Equipment expense	$310,702	$286,632	$242,714
Marketing	190,233	208,294	190,807
Computer services	494,686	415,627	314,970
Regulatory, professional and other fees	384,720	304,263	206,720
Office expense	330,358	255,387	233,908
All other expenses	403,434	405,647	407,711

	$2,114,133	$1,875,850	$1,596,830

(13) Regulatory Requirements

      The Bank is subject to various regulatory capital requirements administered by the Federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

      To be categorized as adequately capitalized the Bank must maintain minimum total risk-based; tier I risk-based, and tier I leverage ratios as set forth in the table. As of December 31, 2001, the most recent notification from the Bank’s primary regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category. Certain bank regulatory limitations exist on the availability of Bank assets available for the payment of dividends without prior approval of bank regulatory authorities.

      The Bank’s actual capital amounts and ratios as of December 31, 2001 and 2000 are as follows:

					To Be Well Capitalized
					Under Prompt
			For Capital		Corrective
	Actual		Adequacy Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2001 —
Total capital (to Risk Weighted Assets)	$18,890,081	12.82%	$11,787,840	> or =8%	$14,734,800	> or =10%
Tier I Capital (to Risk Weighted Assets)	17,475,586	11.86%	5,893,920	> or =4%	8,840,880	> or =6%
Tier I Capital (to Average Assets)	17,475,586	7.57%	9,229,600	> or =4%	11,537,000	> or =5%
As of December 31, 2000 —
Total capital (to Risk Weighted Assets)	$16,505,078	13.46%	$9,811,360	> or =8%	$12,264,200	> or =10%
Tier I Capital (to Risk Weighted Assets)	15,372,523	12.53%	4,905,680	> or =4%	7,358,520	> or =6%
Tier I Capital (to Average Assets)	15,372,523	8.61%	7,140,120	> or =4%	8,925,150	> or =5%

      The primary source of dividends paid to the Company’s shareholders is dividends paid to the Company by the Bank. Dividend payments by the Bank to the Company are subject to the New Jersey Banking Act of 1948 (the “Banking Act”) and the Federal Deposit Insurance Act (the “FDIA”). Under the Banking Act and the FDIA, the Bank may not pay any dividends, if after paying the dividend, it would be undercapitalized under applicable capital requirements. In addition to these explicit limitations, the federal regulatory agencies are authorized to prohibit a banking subsidiary or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

(14) Estimated Fair Value of Financial Instruments

      The following is a summary of fair value versus the carrying value of the Bank’s financial instruments. For the Bank, as for most financial institutions, the bulk of its assets and liabilities are considered financial instruments. Many of the Bank’s financial instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Therefore, significant estimations and present value calculations were used by the Bank for the purpose of this note. Changes in assumptions could significantly affect these estimates.

      Estimated fair values have been determined by the Bank using the best available data and an estimation methodology suitable for each category of financial instruments. Financial instruments, such as securities available for sale and securities held to maturity, actively traded in the secondary market have been valued using available market prices. Carrying values of cash and cash equivalents and securities sold under agreements to repurchase approximate fair value due to the short-term nature of these instruments. Other borrowings are valued on a discounted cash flow method utilizing current discount rates for instruments of similar remaining terms.

      Financial instruments with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market for similar assets and liabilities. For those loans and deposits with floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances.

      The estimated fair values, and the recorded book balances, were as follows:

	December 31, 2001		December 31, 2000

	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

Cash and cash equivalents	$21,928,214	$21,928,214	$7,539,966	$7,539,966
Securities available for sale	61,605,057	61,605,057	48,537,571	48,537,571
Securities held to maturity	6,034,927	6,103,760	8,503,675	8,528,995
Loans held for sale	7,158,950	7,176,847	1,306,806	1,307,000
Gross loans	124,937,483	126,934,000	110,356,471	111,692,000
Deposits	184,264,796	184,578,000	135,017,427	135,291,386
Securities sold under agreements to repurchase	3,808,183	3,808,183	11,011,044	11,011,044
Other borrowings	15,500,000	17,659,000	15,500,000	15,694,000

      Loan commitments and standby letters of credit as of December 31, 2001 and 2000 are based on fees charged for similar agreements; accordingly, the estimated fair value of loan commitments and standby letters of credit is nominal.

(15) Condensed Financial Statements of 1st Constitution Bancorp (Parent Company Only)

      The following information of the Company only financial statements as of and for the year ended December 31, 2001 and 2000 should be read in conjunction with the notes to the consolidated financial statements.

Statements of Condition

	December 31,	December 31,
	2001	2000

ASSETS:
Investment in Subsidiary	$17,432,944	$15,220,830

Total Assets	$17,432,944	$15,220,830

SHAREHOLDERS’ EQUITY
Common Stock	$15,198,339	$13,912,814
Retained Earnings	2,360,437	1,496,268
Treasury Stock	(83,190)	(20,204)
Accumulated Other Comprehensive Loss Net of Income Tax	(42,642)	(168,048)

Total Shareholders’ Equity	17,432,944	15,220,830

Total Liabilities and Shareholders’ Equity	$17,432,944	$15,220,830

Statements of Income

	Year Ended December 31,
	2001	2000

Equity in Undistributed Earnings of Bank	$2,152,001	$1,729,778

Net Income	$2,152,001	$1,729,778

Statements of Cash Flows

	Year Ended December 31,
	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$2,152,001	$1,729,778
Less Equity in Undistributed Earnings	(2,152,001)	(1,729,778)

Net Cash Provided by Operating Activities	—	—

Net increase in Cash and Cash Equivalents	—	—
Cash and Cash Equivalents at Beginning of Period	—	—

Cash and Cash Equivalents at End of Period	—	—

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of 1st Constitution Bancorp:

      We have audited the accompanying consolidated statements of condition of 1st Constitution Bancorp and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 1st Constitution Bancorp and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Short Hills, New Jersey

January 11, 2002

Management’s Discussion and Analysis
of Consolidated Financial Condition and
Results of Operations

This discussion should be read in conjunction with the consolidated financial statements, notes and tables included elsewhere in this report. Throughout the following sections, the "Bank" is defined as 1st Constitution Bancorp and its wholly owned subsidiary 1st Constitution Bank. The purpose of this discussion and analysis is to assist in the understanding and evaluation of the Bank’s financial condition, changes in financial condition and results of operations.

2001 Overview

The Bank’s record earnings for 2001 reflect continuing momentum across a broad range of products and services offerings. Increased lending activity, coupled with a rise in demand deposits fueled record earnings and balance sheet growth.

The Bank has positioned itself for continued success with the combination of a strong capital base, a commitment to provide exceptional customer service and a commitment to maintain the technology necessary to provide its clients with easy access to financial products and services.

Summary of Financial Performance

Net income amounted to a new record level of $2,152,001, a 24.4% increase, compared to the previous record results of $1,729,778 reported in 2000. Earnings were primarily enhanced by commercial loan and demand deposits growth experienced throughout the year. On a diluted per share basis, net income increased 22.3% to $1.48 in 2001 from $1.21 in 2000.

Driven by commercial loan growth, the Bank’s loan portfolio increased 13.2% in 2001 compared to 2000. At December 31, 2001, total loans outstanding reached $124,937,483 compared to $110,356,471 at the end of 2000. Asset quality remained strong in 2001 as illustrated by the ratio of nonperforming loans to total loans of 0.49% in 2001 and 0.52% in 2000. The allowance for loan losses totaled $1,414,495 or 1.13% of total loans, covering 228.8% of total nonperforming loans. The Bank’s deposit base increased 36.5% to total $184,264,796 at December 31, 2001. Deposit products were competitively priced throughout the year to fund loan growth.

Return on average assets (ROA) was 1.03% in 2001 compared to 1.08% in 2000. For 2001 The Bank’s return on average equity (ROE) was 13.17% compared to 13.09% in 2000. This measurement indicates how effectively a company can generate net income on the capital invested by its shareholders.

Results of Operations

The Bank reported record earnings of $2,152,001 or $1.48 per share (diluted) for the year ended December 31, 2001 compared to $1,729,778 or $1.21 per share (diluted) in 2000. Net income and diluted earnings per share grew 24.4% and 22.3%, respectively, in 2001. The Bank posted net income of $1,446,842 or $1.00 per share (diluted) in 1999.

Net Interest Income

Net interest income, the Bank’s largest and most significant component of operating income, is the difference between interest and fees earned on loans and other earning assets, and interest paid on deposits and borrowed funds. This component represented 84.3% of the Bank’s net revenues in 2001. Net interest income also depends upon the relative amount of interest earnings assets, interest-bearing liabilities, and the interest rate earned or paid on them.

The following tables set forth the Bank’s consolidated average balances of assets and liabilities and shareholders’ equity as well as interest income and expense on related items, and the Bank’s average yield or rate for the years ended December 31, 2001, 2000, 1999, 1998 and 1997. The average rates are derived by dividing interest income and expense by the average balance of assets and liabilities, respectively.

Changes in net interest income and margin result from the interaction between the volume and composition of earning assets, interest bearing liabilities, related yields, and associated funding costs. The Rate/Volume table demonstrates the impact on net interest income of changes in the volume of interest earning assets and interest bearing liabilities and changes in interest rates earned and paid.

The Bank’s net interest income totaled $8,054,847 in 2001, an increase of 12.4% from the $7,167,837 reported in 2000. As indicated in the Rate/Volume Table, the principal factor contributing to the 2001 increase in net interest income was an increase in the tax-equivalent interest income of $2,031,370 resulting from increased loan and investment securities volumes. This was partially offset by decreases in both loan and investment securities yields due to the lower interest rate environment in 2001.

The Bank’s net interest income totaled $7,167,837 in 2000, an increase of 27.3% from the $5,629,062 reported in 1999. As indicated in the Rate/Volume Table, the principal factor contributing to the 2000 increase in net interest income was an increase in the tax-equivalent interest income of $2,672,367 resulting from increased loan and investment securities volumes. This was supplemented by increases in both loan and investment securities yields due to the higher interest rate environment in 2000.

Average Balance Sheets with Resultant Interest and Rates
(Yields on a tax-equivalent basis)

	2001			2000

	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate

Assets:
Federal Funds Sold/Short-Term Investments	$12,982,838	$412,274	3.18%	$3,758,186	$240,055	6.39%
Investment Securities:
U.S. Treasury Bonds	164,096	8,407	5.12%	494,042	25,592	5.18%
Collateralized Mortgage Obligations	61,040,382	3,663,462	6.00%	45,961,785	3,104,238	6.75%
States and Political Subdivisions	3,312,135	232,075	7.01%	2,184,257	146,911	6.73%

Total	64,516,613	3,903,943	6.05%	48,640,084	3,276,741	6.74%

Loan Portfolio:
Commercial	23,804,565	2,532,392	10.64%	25,892,635	2,809,913	10.85%
Installment	14,755,091	1,182,582	8.01%	15,158,706	1,179,061	7.78%
Commercial Mortgages and Construction Wholesale	58,004,941	4,472,315	7.71%	34,840,215	3,062,187	8.79%
Residential Mortgages and Construction Retail	19,842,072	1,545,547	7.79%	17,690,917	1,411,992	7.98%
All Other Loans	7,537,883	822,201	10.91%	5,889,591	859,934	14.60%

Total	123,944,552	10,555,037	8.52%	99,472,064	9,323,088	9.37%

Total Interest-Earning Assets	201,444,003	14,871,254	7.38%	151,870,334	12,839,884	8.45%

Allowance for Loan Losses	(1,271,319)			(1,029,538)
Cash and Due From Banks	6,476,212			5,610,092
Other Assets	2,833,836			3,513,307

Total Assets	$209,482,732			$159,964,195

Liabilities and Shareholders’ Equity:
Interest-Bearing Liabilities:
Money Market and NOW Accounts	$50,474,834	$1,264,832	2.51%	$42,898,014	$1,396,912	3.26%
Savings Accounts	10,738,835	252,584	2.35%	10,600,178	288,724	2.72%
Certificates of Deposit	52,943,869	2,952,410	5.58%	43,590,728	2,533,022	5.81%
Certificates of Deposit of $100,000 and Over	26,149,741	1,232,808	4.71%	8,446,002	511,190	6.05%
Federal Funds Purchased/Other Borrowed Funds	19,924,483	1,038,504	5.21%	13,903,824	894,552	6.43%

Total Interest-Bearing Liabilities	160,231,762	6,741,138	4.21%	119,438,746	5,624,400	4.71%

Net Interest Spread			3.17%			3.74%

Demand Deposits	30,209,573			25,596,993
Other Liabilities	2,704,081			1,715,203

Total Liabilities	193,145,416			146,750,942
Shareholders’ Equity	16,337,316			13,213,254

Total Liabilities and Shareholders’ Equity	$209,482,732			$159,964,196

Net Interest Margin		$8,130,116	4.04%		$7,215,484	4.75%

1999			1998			1997

Average		Average	Average		Average	Average		Average
Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

$3,426,114	$168,684	4.92%	$4,044,708	$240,854	5.95%	$1,125,534	$61,969	5.51%

835,475	46,620	5.58%	3,907,312	240,942	6.17%	6,219,310	369,744	5.95%
39,076,271	2,493,490	6.38%	24,091,551	1,503,969	6.24%	19,644,110	1,331,752	6.78%
1,582,653	107,724	6.81%	1,349,601	93,359	6.92%	1,269,688	88,799	6.99%

41,494,399	2,647,834	6.38%	29,348,464	1,838,270	6.26%	27,133,108	1,790,295	6.60%

21,115,219	2,019,239	9.56%	14,255,298	1,606,989	11.27%	10,433,994	1,095,217	10.50%
13,542,197	1,020,378	7.53%	13,460,119	1,026,494	7.63%	8,490,340	659,750	7.77%
30,339,251	2,503,163	8.25%	26,115,001	2,036,951	7.80%	19,617,329	1,616,877	8.24%

17,263,568	1,313,025	7.61%	15,967,516	1,201,698	7.53%	13,192,869	1,040,387	7.89%

4,885,578	495,192	10.14%	3,112,159	409,417	13.16%	2,740,231	412,031	15.04%

87,145,813	7,350,998	8.44%	72,910,093	6,281,549	8.62%	54,474,763	4,824,262	8.86%

132,066,326	10,167,516	7.70%	106,303,265	8,360,673	7.86%	82,733,405	6,676,526	8.07%

(871,581)			(706,169)			(538,114)
5,954,894			4,822,809			2,843,097
2,644,170			1,829,821			1,205,008

$139,793,809			$112,249,726			$86,243,396

$33,681,758	$1,137,997	3.38%	$28,185,714	$1,046,425	3.71%	$19,075,543	$576,702	3.02%
9,956,583	271,485	2.73%	8,815,710	244,689	2.78%	8,643,343	255,419	2.96%
43,300,649	2,348,077	5.42%	29,907,645	1,671,748	5.59%	25,816,637	1,435,735	5.56%

6,969,581	367,723	5.28%	8,469,513	481,104	5.68%	9,500,186	538,773	5.67%

9,489,603	378,234	3.99%	7,814,622	274,692	3.52%	149,718	275,211	183.82%

103,398,174	4,503,516	4.36%	83,193,204	3,718,658	4.47%	63,185,427	3,081,840	4.88%

		3.34%			3.39%			3.19%

21,842,138			18,298,818			11,528,701
2,232,419			1,529,266			1,114,718

127,472,731			103,021,288			75,828,846
12,321,077			9,228,438			5,919,325

$139,793,808			$112,249,726			$81,748,171

	$5,664,000	4.29%		$4,642,015	4.36%		$3,594,686	4.34%

Rate/Volume Table

	Amount of Increase (Decrease)

	2001 versus 2000			2000 versus 1999
	Due to Change in:			Due to Change in:

	Volume	Rate	Total	Volume	Rate	Total
(Tax-equivalent basis)
Interest Income:
Loans:
Commercial	$(224,851)	$(52,670)	$(277,521)	$493,046	$297,628	$790,674
Installment	(31,372)	34,893	3,521	123,555	35,128	158,683
Commercial Mortgages and Construction — Wholesale	1,911,291	(501,163)	1,410,128	385,409	173,615	559,024
Residential Mortgages and Construction —Retail	169,415	(35,860)	133,555	34,038	64,929	98,967
All Other Loans	210,120	(247,854)	(37,734)	128,379	236,363	364,742

Total Loans	2,034,603	(802,654)	1,231,949	1,164,427	807,664	1,972,090

Investment Securities:
U.S. Treasury Bonds	(16,990)	(195)	(17,185)	(18,014)	(3,014)	(21,028)
Collat. Mortg. Obligations/ Mortg. Backed Securities	960,871	(401,647)	559,224	455,583	155,165	610,748
States and political subdivisions	77,477	7,686	85,163	40,576	(1,390)	39,186

Total Investment Securities	1,021,358	(394,156)	627,202	478,145	150,761	628,906

Federal Funds Sold/ Short-Term Investments	441,156	(268,937)	172,219	17,459	53,912	71,371

Total Interest Income	3,497,117	(1,465,747)	2,031,370	1,660,031	1,012,337	2,672,367

Interest Expense:
Money Market and NOW Accounts	215,807	(347,887)	(132,080)	116,617	(59,902)	56,915
Savings Accounts	3,426	(39,566)	(36,140)	18,075	(836)	17,239
Certificates of Deposit	531,532	(112,144)	419,388	15,957	168,988	184,945
Certificates of Deposit of $100,000 And Over	952,935	(231,317)	721,618	85,892	57,575	143,467
Federal Funds Purchased/ Other Borrowed Funds	350,354	(206,402)	143,952	516,150	202,167	718,317

Total interest expense	2,054,054	(937,316)	1,116,738	752,891	367,991	1,120,883

Net Interest Income	$1,443,063	$(528,431)	$914,632	$907,140	$644,346	$1,551,484

      Average interest earning assets increased by $49,573,669 or 32.6% for 2001 with increases of $24,472,488 in loans and $15,876,529 in investment securities. Led by commercial mortgages and construction loans, the Bank’s average loan portfolio grew by 24.6% and loan yields averaged 8.52% in 2001, 85 basis points lower than 2000. This decrease was primarily the result of 2001 loan growth at lower yields amid a decreasing interest rate environment for the majority of the year. The Bank’s average investment securities portfolio grew 32.6%, and the yield on that portfolio decreased 69 basis points when comparing 2001 to 2000. Overall, the yield on interest earning assets decreased 107 basis points to 7.38% in 2001 from 8.45% in 2000.

      Average interest-earning assets increased by $19,804,008 or 15.0% for 2000 primarily as a result of increases of $12,326,251 in loans and $7,145,685 in investment securities. Led by commercial loans, the Bank’s average loan portfolio grew by 14.1% and loan yields averaged 9.37% in 2000 or 93 basis points higher than 1999. This increase was primarily the result of 2000 loan growth at higher yields amid a rising interest rate environment for the majority of the year. The Bank’s average investment securities portfolio grew 17.2%, and the yield on that portfolio increased 36 basis points when comparing 2000 to 1999. Overall, the yield on interest-earning assets increased 75 basis points to 8.45% in 2000 from 7.70% in 1999.

      Interest expense was $6,741,138 for 2001, an increase of $1,116,738 or 19.9% from $5,624,400 a year ago. This increase in interest expense is principally attributable to higher levels of money market and NOW deposits and other borrowed funds. Certificates of deposit of $100,000 and over were aggressively priced throughout 2001 to contribute to the funding of loan growth. The cost on these deposits decreased 134 basis points in 2001 from 2000. Average interest bearing liabilities rose 34.2% in 2001 from 2000. The cost of total interest bearing liabilities decreased 50 basis points to 4.21% in 2001 from 4.71% in 2000.

      Interest expense was $5,624,400 for 2000 an increase of $1,120,884 or 24.9% from $4,503,516 reported in 1999. This increase in interest expense is principally attributable to a rising interest rate environment combined with higher levels of money market and NOW deposits and other borrowed funds. Certificates of deposit of $100,000 and over were aggressively priced throughout 2000 to contribute in the funding of loan growth. The cost of these deposits increased 77 basis points in 2000 from 1999. Average interest-bearing liabilities rose 15.5% in 2000 from 1999. The cost of total interest-bearing liabilities increased 35 basis points to 4.71% in 2000 from 4.36% in 1999.

      Net interest income was $8,054,847 in 2001, an increase of 12.4% from $7,167,837 in 2000. The principal factor contributing to the improvement was an increase in interest income due to increased loan and security volumes. This was partially offset by decreases in loan and security yields and an increase in interest expense resulting from increased volumes of certificates of deposit and other borrowed funds.

      The net interest margin (tax equivalent basis), which is net interest income divided by average interest earning assets, was 4.04% in 2001 compared with 4.75% in 2000 and 4.29% in 1999. The principal factor causing the decrease in the Bank’s net interest margin was the sharp decline in market interest rates during 2001. This resulted in yields on short-term investments and floating rate loans tied to the prime rate to decline more quickly than those of the Bank’s interest-bearing liabilities. As a result of the interest rate movement, the yield on the Bank’s total interest-earning assets declined 107 basis points and the cost of interest-bearing liabilities decreased 50 basis points compared to 2000, as depositors sought higher yields in certificate of deposit accounts.

      Average non-interest bearing demand deposits increased 18.0% to $30,209,573 in 2001 from $25,596,993 in 2000. Business checking accounts and expanding new business relationships have generated most of this increase. Throughout the comparative periods, increases in average non-interest bearing deposits contributed to the increases in net interest income.

Non-Interest Income

      Non-interest income amounted to $1,505,222 in 2001 compared to $865,878 the prior year, an increase of $639,344 or 73.8%. Non-interest income in 2000 decreased by $404,990, or 31.9% from 1999’s posted total of $1,270,868.

      Service charges on deposit accounts represent a significant source of non-interest income. Service charge revenues in 2001 totaled $402,312, an increase of 23.2% compared to $326,441 in 2000. Service charge income totaled $451,829 in 1999. This component of non-interest income represented 26.7%, 37.7% and 35.6% of the total non-interest income in 2001, 2000 and 1999, respectively. Service charge income increased in 2001 as a result of the Bank’s increasing deposit base and growing number of new accounts subject to service charges. Service charge income decreased in 2000 principally due to the decrease in income from overdraft fees. Management continues to utilize a strategy of requiring compensating balances from its commercial customers. Those who meet balance requirements are not assessed service charges.

      The Bank also generates non-interest income from a variety of fee-based services. These include safe deposit rentals, wire transfer service fees and Automated Teller Machine fees for non-customers. Deposit and service fee charges are monitored annually by Management to reflect current costs amid the Bank’s competitive market.

      Gains on sales of loans, net, increased significantly in 2001 to $721,563 from $285,681 in 2000. Gains on sales of loans, net, totaled $600,628 in 1999. The declining interest rate environment that existed during 2001 and 1999 greatly fueled the volume of mortgage loan originations and subsequent secondary market mortgage loan sales. In 2000, a higher rate environment existed that resulted in the lesser levels of reported gains on loan sales for that year.

      The Bank recorded net securities gains of $131,436, $26,247 and $17,149 in 2001, 2000 and 1999, respectively. These gains were primarily the result of modest portfolio restructurings. Their purpose was to improve the Bank’s longer-term interest rate risk position.

Non-Interest Expense

      Non-interest expense totaled $5,870,931 in 2001, an increase of $775,199 or 15.2%, compared to $5,095,732 in 2000. Non-interest expense in 2000 increased 15.2% from $4,425,213 in 1999. The largest increase in non-interest expense in 2001 compared to 2000 was in salaries and employees benefits. To a lesser extent, occupancy, and other non-interest expense also reflect increases for the comparable periods. The largest increase in non-interest expense in 2000 compared to 1999 was in salaries and employee benefits and, to a lesser extent, net occupancy expense.

      The following table presents the major components of non-interest expense for the years indicated.

      Salaries and employee benefits, which represent the largest portion of non-interest expense, increased $521,997 or 20.8% in 2001 compared to 2000. These expenses increased in 2000 by $272,216 or 12.2% over 1999. The 2001 increase reflects the increase in staffing for the mortgage loan origination function plus normal salary increases. In past years, the Bank engaged independent contractors to originate mortgage loans that are sold in the secondary market. In January 2001, the Bank employed four full-time mortgage originators and ceased using independent contractors for this function. The increase in the level of salaries and employee benefits for 2000 versus 1999 was due to an increase in staffing levels to support the Bank’s strong balance sheet growth and opening an additional Bank branch office. Salaries and employee benefits as a percent of average assets were 1.45% in 2001, 1.57% in 2000 and 1.60% in 1999.

      During 2001, net occupancy expense increased $14,919 to $724,088 from $709,169 reported in 2000. The increase in occupancy expenses in 2001 compared to 2000 was due primarily to contractual rent increases at most of the Bank’s branch offices. Net occupancy expenses increased by $119,283 or 20.2% in 2000 over 1999 primarily as a result of branch expansion costs related to the Hamilton branch that opened in late 1999.

      The occupancy expense component of total non-interest expense as a percentage of average assets was 0.35% in 2001, 0.44% in 2000 and 0.42% in 1999, respectively.

      Regulatory, professional and other fees increased $80,457 in 2001 or 26.4% over 2000. These expenses increased in 2000 by $97,543 or 47% over 1999. During 2001, the Bank applied for listing on the National Market System of the Nasdaq to provide quotations for its shares and provide improved share liquidity. An increased level of legal and accounting fees were incurred in order to successfully achieve this listing in late 2001.

      Equipment expenses increased $24,070 or 8.4% to $310,702 in 2001 from $286,632 in 2000. Equipment expense includes depreciation on furniture and equipment as well as maintenance on that equipment. Throughout 2001 and 2000, Management continued to upgrade equipment thereby increasing processing capability to enhance productivity. The Bank’s enhanced technology has allowed Management to further diversify business and consumer product lines. The increase in equipment expenses in 2000 compared to 1999 was the result of Management’s efforts to upgrade the Bank’s technology capacity to increase productivity and provide quality customer service.

      The Bank’s ratio of non-interest expense to average assets improved to 2.80% for 2001 compared to 3.19% for 2000 and 3.17% for 1999.

      An important industry productivity measure is the efficiency ratio. The efficiency ratio is calculated by dividing total operating expenses by net interest income and other income. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same or greater volume of income, while a decrease would indicate a more efficient allocation of resources. The Bank’s efficiency ratio decreased in 2001 to 61.4% compared to 63.4% in 2000, and 64.1% in 1999.

Non-interest Expenses

	2001	2000	1999	1998	1997

Salaries and employee benefits	$3,032,710	$2,510,713	$2,238,497	$1,970,901	$1,519,456
Occupancy expense	724,088	709,169	589,886	476,172	405,128
Equipment expense	310,702	286,632	242,714	155,446	187,853
Marketing	190,233	208,294	190,807	178,143	94,876
Computer services	494,686	415,627	314,970	299,690	170,320
Regulatory, professional and other fees	384,720	304,263	206,720	226,085	127,849
Office expense	330,358	255,387	233,908	195,130	172,482
All other expenses	403,434	405,647	407,711	357,943	271,659

Total	$5,870,931	$5,095,732	$4,425,213	$3,859,510	$2,949,623

Financial Condition

Interest-Earning Assets and Interest-Bearing Liabilities

      Average interest-earning assets totaled $201,444,003 in 2001, an increase of $49,573,669, or 32.6%, compared to 2000, reflecting growth in the loan and investment securities portfolios. Loans increased $24,472,488, or 24.6%, to average $123,944,003, while investment securities increased $15,876,529, or 32.6%, to average $64,516,613. The growth in interest-earning assets was funded by increases in certificates of deposit, demand deposits, other borrowed funds and shareholders' equity.

      As a result of interest rates decreasing in the latter part of 2000 and continuing through the year 2001, the annual average rate earned on interest-earning assets decreased 107 basis points to 7.38% in 2001 from 8.45% in 2000.

      Average interest-bearing liabilities totaled $160,231,762 in 2001, an increase of $40,793,016, or 34.2%, compared to 2000. The increase resulted primarily from growth in money market and NOW accounts as well as certificates of deposit of $100,000 and over. The average balance of money market and NOW accounts increased $7,576,820, or 17.7%, to $50,474,834. The average balance of certificates of deposit of $100,000 and over increased $17,703,739 or 209.6%, to $26,149,741 in 2001 primarily due to customers seeking a secure investment for their funds during a period of economic turbulence and falling interest rates. The average interest rate paid on interest-bearing liabilities decreased 50 basis points to 4.21% in 2001.

Cash and Cash Equivalents

      At December 31, 2001, cash and cash equivalents totaled $21,928,214 compared to $7,539,966 at December 31, 2000. Cash and cash equivalents at December 31, 2001 consisted of cash and due from banks of $8,173,550 and Federal funds sold/short-term investments of $13,754,664. The corresponding balances at December 31, 2000 were $6,839,966 and $700,000, respectively. The higher balances of cash and cash equivalents at December 31, 2001 were primarily due to increased interest-bearing deposits balances raised to fund loan growth and manage the Bank’s liquidity position.

Securities

      The Bank’s investment securities portfolio amounted to $67,639,984, or 30.2% of total assets at December 31, 2001 compared to $57,041,246, or 31.9% of total assets at December  31, 2000. On an average balance basis, the investment securities portfolio represented 32.0% of average interest-earning assets for the years ended December 31, 2001 and 2000. The average yield earned on the portfolio was 6.05% in 2001, a decrease of 69 basis points from 6.74% earned in 2000.

      Securities available for sale are investments that may be sold in response to changing market and interest rate conditions or for other business purposes. Securities available for sale consist primarily of U.S. Government and Federal agency securities as well as mortgage-backed securities. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk and to take advantage of market conditions that create economically more attractive returns. At December 31, 2001, available-for-sale securities amounted to $61,605,057, an increase of $13,067,486 or 26.9% from year-end 2000.

      Sales of securities available for sale generated a gain of $131,436 in 2001, compared to a gain of $26,247 in 2000. Maturities of securities available for sale amounted to $33,742,940 in 2001 and $1,948,157 in 2000. At December 31, 2001, the portfolio had a level of net unrealized losses of $64,610, compared to net unrealized losses of $254,618 at the end of the prior year as a result of decreasing interest rates in the latter part of 2000 that continued throughout 2001. These unrealized gains/(losses) are reflected net of tax in shareholders’ equity as other comprehensive income or loss.

      Securities held to maturity, which are carried at amortized historical cost, are investments for which there is the positive intent and ability to hold to maturity. The held-to-maturity portfolio consists primarily of obligations of states and political subdivisions. At December 31, 2001, securities held to maturity totaled $6,034,927, a decrease of $2,468,748, or 29.0%, from $8,503,675 the prior year. The market value of the held-to-maturity portfolio at year-end 2001 was $6,103,760, resulting in a net unrealized gain of $68,833.

Loans

      The loan portfolio, which represents the Bank’s largest asset, is a significant source of both interest and fee income. Elements of the loan portfolio are subject to differing levels of credit and interest rate risk. The Bank’s primary lending focus continues to be commercial loans, owner-occupied commercial mortgage loans and tenanted commercial real estate loans. Total loans averaged $123,944,552 during 2001, an increase of $24,472,488, or 24.6%, compared to an average of $99,472,064 in 2000. Growth in the average loan portfolio balance was generated primarily by an increase of $23,164,726 or 66.5%, in commercial mortgage and construction wholesale loans. At December 31, 2001, total loans amounted to $124,937,483 compared to $110,356,471 the prior year, an increase of $14,581,012 or 13.2%. The average yield earned on loan portfolio was 8.52% in 2001 compared to 9.37% in 2000, a decrease of 85 basis points. This decrease is primarily due to the lower interest rate environment that existed throughout 2001.

      Commercial loans averaged $23,804,565 for 2001, a modest decrease of 8.1% compared to 2000. Commercial loans are made to small to middle market businesses and are typically working capital loans used to finance inventory, receivables or equipment needs. These loans are generally secured by business assets of the commercial borrower. The average yield on the commercial loan portfolio decreased 21 basis points to 10.64% in 2001 from 10.85% the prior year. The declining interest rate environment that existed throughout 2001, especially the lower average prime rate, and competitive pricing resulted in the decreased yield on this portfolio.

      Commercial mortgages and construction wholesale loans averaged $58,004,941 for 2001, an increase of 66.5% compared to 2000. Generally, these loans represent owner-occupied or investment properties and complement a broader commercial relationship with the borrower. Construction loans are strictly underwritten with advances made only after work is completed and inspected by qualified professionals. The average yield on the commercial mortgages and construction wholesale loan portfolio decreased 108 basis points to 7.71% from 8.79% the prior year.

      Residential mortgages and construction retail loans averaged $19,842,072 for 2001, an increase of 12.2% compared to 2000. These loans consist primarily of residential mortgage loans, home equity loans and business loans secured by residential real estate. The average yield on this portfolio decreased 19 basis points to 7.79% for 2001 from 7.98% the prior year.

      The following table provides information concerning the interest rate sensitivity of the Bank's commercial and commercial real estate loans and construction loans at December 31, 2001.

	Maturity Range

		After One
	Within	But	After
	One	Within	Five
Type	Year	Five Years	Years	Total

Commercial & Commercial real estate	$29,169,401	$28,970,325	$4,303,027	$62,442,753
Construction Loans	29,020,631	364,465	0	29,385,096

Total	$58,190,032	$29,334,790	$4,303,027	$91,827,849

Fixed rate loans	$7,292,350	$7,242,581	$0	$14,534,931

Floating rate loans	50,897,682	22,092,209	4,303,027	77,292,918

Total	$58,190,032	$29,334,790	$4,303,027	$91,827,849

Non-Performing Assets

      Non-performing assets consist of non-performing loans and other real estate owned. Non-performing loans are composed of (1) loans on a non-accrual basis, (2) loans which are contractually past due 90 days or more as to interest and principal payments but have not been classified as non-accrual and (3) loans whose terms have been restructured to provide a reduction or deferral of interest on principal because of a deterioration in the financial position of the borrower.

      The Bank's policy with regard to non-accrual loans varies by the type of loan involved. Generally, loans are placed on a non-accrual status when they are 90 days past due unless these loans are well secured and in the process of collection or, regardless of the past due status of the loan, when management determines that the complete recovery of principal or interest is in doubt. Consumer loans are generally charged off after they become 90 days past due. Subsequent payments are credited to income only if collection of principal is not in doubt.

      Non-performing loans totaled $618,102 at December 31, 2001, an increase of $40,103 from the $577,999 reported at December 31, 2000. The following table sets forth non-performing assets and risk elements in the Bank's portfolio by type for the years indicated. As the table demonstrates, loan quality and ratios remain strong. This was accomplished through quality loan underwriting, a proactive approach to loan monitoring and aggressive workout strategies.

      Non-performing assets increased $40,103 to $618,102 at December 31, 2001 compared to $577,999 at December 31, 2000. Non-performing assets represented 0.28% of total assets at December 31, 2001 and 0.32% at December 31, 2000. Non-performing assets as a percentage of total loans were 0.49% at December 31, 2001, compared to 0.52% at December 31, 2000. There is no assurance this positive trend will continue in the future.

      The Bank had no restructured loans, other real estate owned or potential problem loans at December 31, 2001 and 2000.

      At December 31, 2001 the Bank had no loans that were 90 days or more past due but still accruing interest income compared to $471,040, or 0.43% of total loans at December 31, 2000. Management's decision to accrue income on these loans was based on the level of collateral and the status of collection efforts.

Non-Performing Assets and Loans

	2001	2000	1999	1998	1997

Non-Performing loans:

Loans 90 days or more past due and still accruing	$0	$471,040	$135,598	$0	$222,124

Non-accrual loans	618,102	106,959	501,756	95,693	162,824

Total non-performing	618,012	577,999	637,354	95,693	386,948

Other real estate owned	0	0	0	0	155,482

Total non-performing assets	$618,102	$577,999	$637,354	$95,693	$542,482

Non-performing loans to total loans	0.49%	0.52%	0.75%	0.12%	0.60%

Non-performing assets to total assets	0.28%	0.32%	0.43%	0.07%	0.53%

Allowance for Loan Losses and Related Provision

      The allowance for loan losses is maintained at a level sufficient to absorb estimated credit losses in the loan portfolio as of the date of the financial statements. The allowance for loan losses is a valuation reserve available for losses incurred or inherent in the loan portfolio and other extensions of credit.

      Management utilizes a systematic and documented allowance adequacy methodology for loan losses that requires specific allowance assessment for all loans, including real estate mortgages and consumer loans. This methodology assigns reserves based upon credit risk ratings for all loans. The reserves are based upon various factors, including historical performance and the current economic environment. Management continually reviews the process used to determine the adequacy of the allowance for loan losses. Allocations to the allowance for loan losses, both specific and general, are determined after this review. Loans are classified based on internal reviews and evaluations performed by the lending staff. These evaluations are, in turn, examined by the Bank’s internal loan review specialist. A formal loan review function, independent of loan origination, is used to identify and monitor risk classifications. The following table presents, for the years indicated, an analysis of the allowance for loan losses and other related data.

      At December 31, 2001, the allowance for loan losses was $1,414,495 compared to $1,132,555 at the end of the prior year, an increase of $281,940, or 24.9%. The ratio of the allowance for loan losses to total loans at December 31, 2001 and 2000 was 1.13% and 1.02%, respectively. The allowance for loan losses as a percentage of non-performing loans was 228.84% at December 31, 2001, compared to 195.94% at the end of 2000. The quality of the loan portfolio remains strong and it is Management’s assessment that the allowance for loan losses is adequate in relation to credit risk exposure levels.

      The provision for loan losses was $300,000 for the year ended December 31, 2001, an increase of $84,125, or 39.0%, from $215,875 recorded in 2000. While the quality of the loan portfolio remains sound, the increase in the provision for loan losses was due to loan growth, the increase in non-accrual loans and the current economic conditions in the Bank’s marketplace. Net charge offs in 2001 amounted to $18,060 compared to $24,876 recorded in 2000.

Allowance for Loan Losses

	2001	2000	1999	1998	1997

Balance, beginning of period	$1,132,555	$941,556	$775,530	$627,722	$444,815

Provision charged to operating expenses	300,000	215,875	188,875	178,000	169,000

Loans charged off	(20,973)	(28,158)	(26,662)	(32,971)	(7,953)

Recoveries	2,913	3,282	3,813	2,779	21,860

Net (charge offs)/recoveries	(18,060)	(24,876)	(22,849)	(30,192)	13,907

Balance, end of period	$1,414,495	$1,132,555	$941,556	$775,530	$627,722

Loans:

At year end	$124,937,483	$110,356,471	$84,917,615	$77,272,145	$64,254,810

Average during the year	123,944,552	99,472,064	87,145,813	72,910,093	54,474,763

Net charge offs to average loans outstanding	(0.01)%	(0.03)%	(0.03)%	(0.04)%	0.03%

Allowance for loan losses to:

Total loans at year end	1.13%	1.02%	1.11%	1.00%	0.98%

Non-performing loans	228.84%	195.94%	147.73%	810.44%	162.20%

      The following table describes the allocation of the allowance for loan losses among the various categories of loans and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

Allocation of the Allowance for Loan Losses

	December 31, 2001		December 31, 2000		December 31, 1999

		% of loans		% of loans		% of loans
		in each		in each		in each
		category to		category to		category to
	Amount	total loans	Amount	total loans	Amount	total loans

Balance at end of period applicable to:
Domestic:
Commercial, financial, and agricultural	$707,248	51%	$577,603	50%	$480,194	50%
Real estate — construction	325,334	23%	271,813	16%	225,973	16%
Real estate — residential mortgage	127,305	9%	135,907	14%	112,987	13%
Installment loans to individuals	169,739	12%	79,279	13%	65,909	14%
Lease financing	70,725	5%	45,302	7%	37,662	7%
Unallocated	14,144		22,651		18,831

	$1,414,495	100%	$1,132,555	100%	$941,556	100%

Deposits

      Deposits, which include demand deposits (interest bearing and non-interest bearing), savings and time deposits, are a fundamental and cost-effective source of funding. The Bank offers a variety of products designed to attract and retain customers, with the Bank’s primary focus being on building and expanding long-term relationships. Deposits in 2001 averaged $170,516,851, an increase of $39,384,937, or 30.0% compared to the 2000 average. At December 31, 2001, total deposits were $184,264,796, an increase of $49,247,369, or 36.5%, from year-end 2000. The average rate paid on the Bank’s deposit balances in 2001 was 3.34% decreasing from the 3.61% average rate for 2000.

      A significant contributor to the record level of deposit growth in the year 2001 were demand deposits (interest bearing and non-interest bearing) which increased $23,476,327, or 32.0%, from year-end 2000 to $96,941,430 at December 31, 2001. Average non-interest bearing demand deposits were $30,209,573 for 2001, an increase of $4,12,580, or 18.0%, from the prior year. Non-interest bearing demand deposits represent a stable, interest-free source of funds. Growth in business and personal checking accounts generated most of the increase, primarily due to competitive minimum balance requirements.

      Interest bearing demand deposits, which include interest-bearing checking, money market and the Bank’s premier money market product, 1st Choice accounts, increased $7,576,820, or 17.7%, to an average of $50,474,834 in 2001. The average cost of interest-bearing demand deposits decreased 74 basis points to 2.51% in 2001 compared to 2.71% in 2000. Other time deposits, which consist primarily of retail certificates of deposit, increased $9,353,141, or 21.5%, in 2001 to average $52,943,869. The average cost of other time deposits decreased 23 basis points to 5.58% in 2001 from 5.81% in 2000.

      Certificates of deposit $100,000 and over are primarily used as an additional funding source to support balance sheet growth and as an alternative to other sources of borrowed funds. These deposits averaged $26,149,741 during 2001, an increase of $17,703,739 or 209.6%, from 2000. The average cost of these deposits decreased 134 basis points during the year to 4.71% compared with 6.05% in 2000.

      The following table illustrates the components of average total deposits for the past five years.

Average Deposit Balances

	2001		2000		1999		1998		1997

	Average	Percentage	Average	Percentage	Average	Percentage	Average	Percentage	Average	Percentage
	Balance	of Total	Balance	of Total	Balance	of Total	Balance	of Total	Balance	of Total

Non-interest bearing demand deposits	$30,209,573	17.72%	$25,596,993	19.52%	$21,842,138	18.87%	$18,298,818	19.53%	$11,528,701	15.46%
Interest bearing demand deposits	50,474,834	29.60%	42,898,014	32.71%	33,681,758	29.10%	28,185,714	30.09%	19,075,543	25.58%
Savings deposits	10,738,835	6.30%	10,600,178	8.08%	9,956,583	8.60%	8,815,710	9.41%	8,643,343	11.59%
Certificates of deposit of $100,000 or more	26,149,741	15.34%	8,446,002	6.44%	6,969,581	6.02%	8,469,513	9.04%	9,500,186	12.74%
Other time deposits	52,943,869	31.04%	43,590,728	33.25%	43,300,649	37.41%	29,907,645	31.93%	25,816,637	34.62%

Total	$170,516,852	100.00%	$131,131,915	100.00%	$115,750,709	100.00%	$93,677,400	100.00%	$74,564,410	100.00%

Other Borrowed Funds

Other borrowed funds are mainly comprised of repurchase agreements and Federal Home Loan Bank ("FHLB") borrowings. These borrowings are primarily used to fund asset growth not supported by deposit generation. During 2001, the average balance of other borrowed funds was $19,924,483, an increase of $6,020,659, or 43.3% from the average balance of $13,903,824 for 2000.

The balances of other borrowed funds was $15,500,000 at both December 31, 2001 and 2000. The average cost of other borrowed funds decreased 122 basis points during the year to 5.21% compared with 6.43% in 2000.

During 2000, the Bank purchased three ten-year fixed rate convertible advances from the FHLB. These advances, in the amounts of $2,500,000; $5,000,000; and $5,000,000 bear interest at the rates of 5.50%; 5.34%; and 5.06%, respectively. These advances are convertible at the end of 1 year; 2 years; and 3 years and quarterly thereafter and reduce the Bank's exposure to rising interest rates.

These advances are fully secured by marketable securities and qualifying one-to-four family mortgage loans.

Shareholders' Equity and Dividends

Shareholders' equity at December 31, 2001 was $17,432,944, an increase of $2,212,114, or 14.5%, compared to the prior year. Book value per common share rose to $12.47 compared to $10.83 at December 31, 2000. The increase in shareholders' equity and book value per share resulted from net income of $2,152,001, less the effect of stock buybacks and net unrealized holding losses on securities.

In 2000, the Board of Directors authorized a stock buyback program that allows for the repurchase of a limited number of the Bank's shares at management's discretion on the open market. The Bank undertook this repurchase program in order to increase shareholder value. During 2001, 4,610 shares of common stock were purchased on the open market and, during 2000, 1,890 shares were purchased on the open market under this program. Treasury stock totaled $83,190 at December 31, 2001 compared to $20,204 at December 31, 2000.

During the period 1997-2001, the Bank has achieved a four year compounded growth rate for shareholders' equity of 28.6%. In addition, the Bank's book value per share has increased over this period at a compounded growth rate of 15.5%. In lieu of cash dividends, the Bank has declared a stock dividend every year since 1992, which has been paid every year since 1993. A 5% stock dividend was declared in the years 2001, 2000 and 1999.

During December 2001, the Bank's stock became listed for trading on the NASDAQ National Market System, under the symbol "FCCY".

1st Constitution Bancorp and its bank subsidiary are subject to various regulatory capital requirements administered by the Federal Reserve Board and the Federal Deposit Insurance Corporation. For information on regulatory capital, see Note 13 of the Notes to Consolidated Financial Statements.

Liquidity

Liquidity measures the ability to satisfy current and future cash flow needs as they become due.

Liquidity management refers to the Bank's ability to support asset growth while satisfying the borrowing needs and deposit withdrawal requirements of customers. In addition to maintaining liquid assets, factors such as capital position, profitability, asset quality and availability of funding affect a banks' ability to meet its liquidity needs. On the asset side, liquid funds are maintained in the form of cash and cash equivalents, Federal funds sold, investment securities held to maturity maturing within one year, securities available for sale and loans held for sale. Additional asset-based liquidity is derived from scheduled loan repayments as well as investment repayments of principal and interest from mortgage-backed securities. On the liability side, the primary source of liquidity is the ability to generate core deposits. Short-term borrowings are used as supplemental funding sources when growth in the core deposit base does not keep pace with that of earnings assets.

The Bank has established borrowing relationship with the FHLB and its correspondent banks which further support and enhance liquidity.

The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. At December 31, 2001, the balance of cash and cash equivalents was $21,928,214.

Net cash used in operating activities totaled $2,144,031 in 2001 compared to $2,202,761 in cash provided by operating activities in 2000. The primary source of funds is net income from operations adjusted for provision for loan losses, depreciation expenses, and amortization of intangibles.

Net cash used in investing activities totaled $25,512,229 in 2001 compared to $35,620,727 in 2000. The increase in usage resulted from an increase in loans and available for sale securities.

Net cash provided by financing activities amounted to $42,044,508 in 2001 compared to $28,541,065 in 2000. The increase in 2001 resulted primarily from an increase in deposits.

The securities portfolios are also a source of liquidity, providing cash flows from maturities and periodic repayments of principal. During 2001, maturities of investment securities totaled $39,040,956. Contractual and anticipated principal payments from the securities portfolios are expected to be approximately $11,096,399 in 2002. Another source of liquidity is the loan portfolio, which provides a steady flow of payments and maturities.

Interest Rate Sensitivity Analysis

The largest component of the Bank's total income is net interest income, and the majority of the Bank's financial instruments are composed of interest rate-sensitive assets and liabilities with various terms and maturities. The primary objective of management is to maximize net interest income while minimizing interest rate risk. Interest rate risk is derived from timing differences in the repricing of assets and liabilities, loan prepayments, deposit withdrawals, and differences in lending and funding rates. Management actively seeks to monitor and control the mix of interest rate-sensitive assets and interest rate-sensitive liabilities.

The following tables set forth certain information relating to the Bank's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity or repricing and the instruments fair value at December 31, 2001.

The Bank continually evaluates interest rate risk management opportunities, including the use of derivative financial instruments. Management believes that hedging instruments currently available are not cost-effective, and therefore, has focused its efforts on increasing the Bank's spread by attracting lower-costing retail deposits.

In addition to utilizing the gap ratio for interest rate risk assessment, management utilizes simulation analysis whereby the model estimates the variance in net income with a change in interest rates of plus or minus 300 basis points over a twelve and twenty-four month period. Given recent simulations, net interest income would be within policy guidelines regardless of the direction of market rates.

Market Risk Analysis

To measure the impacts of longer-term asset and liability mismatches beyond two years, the Bank utilizes Modified Duration of Equity and Economic Value of Portfolio Equity ("EVPE") models. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rates ranging up or down 200 basis points. The economic value of equity is likely to be different as interest rates change. Results falling outside prescribed ranges require action by Management. At December 31, 2001 and 2000, the Bank's variance in the economic value equity as a percentage of assets with an instantaneous and sustained parallel shift of 200 basis points is within the negative 3% guideline, as shown in the tables below.

The market capitalization of the Bank should not be equated to the EVPE, which only deals with the valuation of balance sheet cash flows using conservative assumptions. Calculated core deposit premiums may be less than what is available in an outright sale. The model does not consider potential premiums on floating rate loan sales, the impact of overhead expense, non-interest income, taxes, industry market price multiples and other factors reflected in the market capitalization of a company.

Market Risk Analysis

	December 31, 2001
Change in Rates	Flat	-200bp		+200bp

Economic Value of	$22,128,000	$21,465,000		$19,109,000
Portfolio Equity Change		(663,000)		(3,019,000)
Change as a % of assets		(0.30%	)	(1.35%	)

	December 31, 2000
Change in Rates	Flat	-200bp		+200bp

Economic Value of	$22,759,000	$19,559,000		$19,727,000
Portfolio Equity Change		(3,200,000)		(3,032,000)
Change as a % of assets		(1.79%	)	(1.70%	)

INTEREST RATE SENSITIVITY ANALYSIS AT DECEMBER 31, 2001

($ in thousands)

							Non-interest
	Interest Sensitivity Period				Total	One Year	Sensitive
					Within	To	and Over
	30 Day	90 Day	180 Day	365 Day	One Year	Two Years	Two Years	Total

	($ in thousand)
Earning Assets:
Total Investment Securities	$5,370	$3,308	$2,905	$6,902	$18,485	$13,028	$36,127	$67,640
Loans	56,665	2,341	3,188	5,626	67,820	12,225	45,467	125,512
Other Interest-earning assets	20,914				20,914		9,692	30,606

	82,949	5,649	6,093	12,528	107,219	25,253	91,286	223,758

Source of Funds:
Savings and time deposits	9,596	16,590	15,345	18,162	59,693	16,020	10,691	86,404
Other interest-bearing liabilities	41,472	393	589	1,178	43,632	2,356	38,546	84,534
Non-interest-bearing sources	3,832				3,832		48,988	52,820

	54,900	16,983	15,934	19,340	107,157	18,376	98,225	223,758

Asset (Liability) Sensitivity Gap:
Period Gap	$28,049	$(11,334)	$(9,841)	$(6,812)	$62	$6,877	$(6,939)	$0
Cumulative Gap	$28,049	$16,715	$(6,874)	$62	$62	$6,939
Cumulative Gap to Total Assets	12.5%	7.5%	3.1%	0.0%	0.0%	3.1%

Recent Accounting Pronouncements

      On October 3, 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, it retains many of the fundamental provisions of that Statement. The Statement is effective for fiscal years beginning after December 15, 2001. The initial adoption of SFAS No. 144 did not have a significant impact on the Company’s consolidated financial statements.

      In August, 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. The Company is required to adopt the provisions of SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not anticipate that SFAS No. 143 will significantly impact the Company’s consolidated financial statements.

      On July 20, 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria which intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and periodically reviewed for impairment.

      SFAS No. 142 requires that goodwill and any intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001, will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142.

      The Company adopted the provisions of SFAS No. 141 in July, 2001. The initial adoption of SFAS No. 141 had no impact on the Company’s consolidated financial statements. The Company is required to adopt SFAS No.

142 effective January 1, 2002. The Company currently has no recorded goodwill or core deposit intangible assets and, therefore, the initial adoption of SFAS Nos. 142 had no impact on the Company’s consolidated financial statements.

Forward-Looking Statements

      This annual report contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These forward-looking statements involve certain risks, uncertainties, estimates and assumptions made by Management.

      One of the Bank’s primary objectives is to achieve balanced asset and revenue growth, and at the same time expand market presence and diversify the line of financial products. However, it is recognized that objectives, no matter how focused, are subject to factors beyond the control of the Bank which can impede our ability to achieve these goals.

      Factors that may cause results to differ from those results expressed or implied, include, but are not limited to, the overall economy and the interest rate environment; the ability of customers to repay their obligations; the adequacy of the allowance for loan losses; competition; significant changes in accounting, tax or regulatory practices and requirements; and technological changes. Although Management has taken certain steps to mitigate any negative effect of the aforementioned items, significant unfavorable changes could severely impact the assumptions used and have an adverse effect on profitability.

Unaudited Quarterly Financial Data

	2001

	Dec. 31	Sept. 30	June 30	March 31

Summary of Operations
Interest income	$3,608,314	$3,768,826	$3,783,782	$3,635,063
Interest expense	1,554,971	1,698,477	1,810,506	1,677,184

Net interest income	2,053,343	2,070,349	1,973,276	1,957,879
Provision for loan losses	120,000	60,000	60,000	60,000

Net interest income after provision for loan losses	1,933,343	2,010,349	1,913,276	1,897,879
Non-interest income	486,881	410,553	328,852	278,936
Non-interest expense	1,523,276	1,514,054	1,414,865	1,418,736

Income before income taxes	896,948	906,848	827,263	758,079
Federal and state income taxes	333,994	329,160	296,158	277,825

Net income	$562,954	$577,688	$531,105	$480,254

Net income per Common Share:
Basic	$0.40	$0.41	$0.38	$0.34
Diluted	$0.39	$0.40	$0.37	$0.33
Operating Ratios (annualized)
Return on average assets	0.97%	1.07%	1.10%	1.05%
Return on average equity	12.74%	13.81%	13.72%	12.71%
Balance Sheet Data (at period end)
Assets	$223,758,463	$221,211,884	$222,429,336	$207,151,954
Deposits	184,264,796	163,660,816	168,523,032	152,264,496
Loans	124,937,483	124,695,411	121,513,703	117,118,450
Shareholders' equity	17,432,944	17,431,828	16,381,264	15,878,609
Allowance for loan losses	(1,414,495)	(1,314,582)	(1,253,646)	(1,193,336)

	2000

	Dec. 31	Sept. 30	June 30	March 31

Summary of Operations
Interest income	$3,674,102	$3,268,411	$2,988,578	$2,861,146
Interest expense	1,653,486	1,482,616	1,307,449	1,180,849

Net interest income	2,020,616	1,785,795	1,681,129	1,680,297
Provision for loan losses	80,875	45,000	45,000	45,000

Net interest income after provision for loan losses	1,939,741	1,740,795	1,636,129	1,635,297
Non-interest income	219,379	241,670	255,718	149,111
Non-interest expense	1,314,244	1,323,198	1,254,758	1,203,532

Income before income taxes	844,876	659,267	637,089	580,876
Federal and state income taxes	312,030	236,100	231,500	212,700

Net income	$532,846	$423,167	$405,589	$368,176

Net income per Common Share:
Basic	$0.38	$0.30	$0.29	$0.27
Diluted	$0.37	$0.30	$0.29	$0.26
Operating Ratios (annualized)
Return on average assets	1.19%	1.10%	1.10%	1.02%
Return on average equity	14.80%	13.16%	12.93%	11.83%
Balance Sheet Data (at period end)
Assets	$178,840,375	$167,035,360	$163,140,756	$151,836,027
Deposits	129,193,041	128,451,438	127,997,450	115,402,456
Loans	110,356,471	105,342,311	103,688,923	92,007,637
Shareholders' equity	15,220,830	13,969,004	13,271,418	12,806,567
Allowance for loan losses	(1,132,555)	(1,069,775)	(1,025,241)	(980,229)

DIRECTORS, ADVISORY BOARD & OFFICERS

DIRECTORS OF 1ST CONSTITUTION BANCORP

     Charles S. Crow, III
     Edward D. Knapp — Chairman
     Robert F. Mangano, President & CEO
     William M. Rue, C.P.C.U.
     Frank E. Walsh, III

DIRECTORS OF 1ST CONSTITUTION BANK

     C. Malcolm Bash
     Peter A. Cantu
     Charles S. Crow, III
     Harvey W. Gleeksman
     Robert H. Greenwood, Esq., Bank Counsel
     Edward D. Knapp — Chairman
     Robert F. Mangano, President & CEO
     William M. Rue, C.P.C.U.
     Roy D. Tartaglia
     Frank E. Walsh, III
     Barry Weshnak

ADVISORY BOARD

     John R. Boag
     Thomas R. Farino, Jr., Esq.
     Edward A.M. Furfey
     Thomas Jay Hall, Esq.
     Sam Juffe
     Russell T. Kivler, Esq.
     Dean P. Koehler, C.P.A.
     Gerald F. Metzheiser, Chairman
     Jerry Wagner
     Anthony Wilcenski
     Barbara Wright

OFFICERS

     Robert F. Mangano, President & CEO
     Jeffrey Apostolou, Vice President, Residential Mortgages
     Richard S. Copeland, Vice President, Construction Lending
     Patricia Rantowich, Vice President, Operations
     Joseph M. Reardon, Vice President & Treasurer
     Kenneth Rowinsky, Vice President & Auditor
     Beverly J. Tindall, Vice President, Operations
     Irving W. Wischik, Vice President, Commercial Lending
     Andrew M. Glatz, Assistant Vice President, SBA Lending
     Andrea Pagiazitis, Assistant Vice President, Retail Banking
     Lawrence C. Pleus, Jr., Assistant Vice President, Retail Lending
     Amer Saleem, Assistant Vice President, Commercial Lending
     Jeffrey R. Wittes, Assistant Vice President
     Elaine C. Homoky, Assistant Treasurer
     Marie Rapisarda, Assistant Treasurer

MAIN OFFICE	2650 Route 130, P.O. Box 634, Cranbury, New Jersey 08512 Phone: 609-655-4500 Fax: 609-655-5653

VILLAGE OFFICE	74 North Main Street, Cranbury, New Jersey 08512 Phone: 609-395-0605 Fax: 609-860-0128

MONTGOMERY OFFICE	947 State Road, Princeton, New Jersey 08540 Phone: 609-683-9090 Fax: 609-683-5313

PLAINSBORO OFFICE	Plainsboro Plaza Shopping Center 10 Schalks Crossing Road, Plainsboro, NJ 08536 Phone: 609-750-0200 Fax: 609-750-0188

HAMILTON OFFICE	3659 Nottingham Way, Hamilton, NJ 08690 Phone: 609-631-0400 Fax: 609-631-9003

COMING SOON:	The Windrows @ Princeton Forrestal 2000 Windrow Drive, Princeton, New Jersey

ANNUAL MEETING	The Annual Meeting of Stockholders of 1st Constitution Bancorp shall be held at the Bank’s principal office located at 2650 Route 130 North, Cranbury, New Jersey on Thursday, May 16, 2002 at 3:30 P.M.

ADDITIONAL INFORMATION:	Stockholders, investors, analysts, and others seeking financial data are requested to contact Robert F. Mangano or Joseph M. Reardon at 609-655-4500.

STOCK LISTING:	The Company Stock is traded on the Nasdaq National Market under the trading symbol FCCY.

MARKET MAKERS:	Advest, Inc. 49 Route 202, P.O. Box 733, Far Hills, NJ 07931, 908-719-0900
F.J. Morrissey & Co., Inc., 1700 Market Street, Suite 1420, Philadelphia, PA 19103, 215-563-8500
Ryan, Beck & Company, 220 South Orange Avenue, Livingston, NJ 07039, 973-597-6000